Form U-3A-2
                                                             File No.  69-221
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                 FORM U-3A-2

               Statement by Holding Company Claiming Exemption
             Under Rule U-3A-2 from the Provisions of the Public
                     Utility Holding Company Act of 1935

                       PENNSYLVANIA ENTERPRISES, INC.
                              (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

           1.  Name and Business of Claimant and Subsidiaries

    The name of the Claimant is Pennsylvania Enterprises, Inc., a corporation organized under the laws of the Commonwealth of Pennsylvania having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711. The Claimant is a holding company with two groups of operating subsidiaries, regulated and nonregulated, as follows:

Regulated Subsidiaries

    PG Energy Inc. and Honesdale Gas Company PG Energy Inc. ("PG Energy") and its wholly-owned subsidiary Honesdale Gas Company ("Honesdale"), both Pennsylvania corporations having their principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, distribute natural gas to an area in northeastern Pennsylvania lying within the counties of Luzerne, Lackawanna, Lycoming, Wyoming, Northumberland, Wayne, Columbia, Union, Montour, Snyder, Susquehanna, Pike and Clinton. This territory includes 130 municipalities, in addition to the cities of Wilkes-Barre, Scranton and Williamsport. As of December 31, 1997, PG Energy and Honesdale provided service to 150,300 customers.

    PG Energy has one additional subsidiary, Penn Gas Development Co., which is more fully described below. The aggregate total assets of this subsidiary at December 31, 1997, were less than 0.5% of PG Energy's total assets.

NonRegulated Subsidiaries

    Penn Gas Development Co. ("PGD"), a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of PG Energy. PGD was organized in 1969 and its primary activity was the encouragement of the sale of natural gas by providing secondary financing to developers and owners of properties using natural gas. At present, PGD is not providing any such financing and is inactive.







                                   1 of 10

    PG Energy Services Inc. a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, was formed on April 8, 1997, when the then existing Pennsylvania Energy Resources, Inc. changed its name to PG Energy Services Inc. ("Energy Services"). Energy Services markets a broad array of energy and energy-related products and services; including the sale of natural gas and electricity to residential, commercial and industrial users, the sale of propane on both a retail and a wholesale level, and the inspection and maintenance of residential and small commercial gas-fired equipment.

    Pennsylvania Energy Resources, Inc. a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, was formed as a new subsidiary on April 8, 1997, and is an inactive name-holding corporation.

    Keystone Pipeline Services, Inc. ("Keystone"), a Delaware corporation having its principal office at 37 Sea Pave Drive, South Windsor, Connecticut, 06074, is a wholly-owned subsidiary of Energy Services. Keystone performs various specialized pipeline distribution services for utilities, including keyhole vacuum excavation, camera inspection and bridge pipeline rehabilitation, as well as installing mains and services for the natural gas, water and sewer industry.

    Theta Land Corporation ("Theta"), a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of the Claimant. Theta is presently marketing Company-owned land parcels for residential and commercial development. Additionally, Theta is developing plans to conduct timber, sand and gravel operations on the Company's land.

    PEI Power Corporation, ("Power Corp"), a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, was formed in October, 1997, and is expected to begin generating and selling electricity and steam produced by a cogeneration facility it acquired in November, 1997, in mid-1998.

           2.  Properties of Claimant and Subsidiaries

    The Claimant does not own any properties, and its assets consist primarily of investments in the common stock of its subsidiaries, as described above. The natural gas properties of PG Energy and Honesdale consist primarily of 2,400 miles of distribution lines, eleven city gate and 80 major regulating stations, and miscellaneous related and additional property, all of which are located in Pennsylvania. Additionally, PG Energy owns approximately 45,000 acres of land and Theta owns approximately 1,000 acres. Neither PG Energy nor Honesdale has natural gas producing fields, pipelines receiving gas at the borders of Pennsylvania or properties located outside of Pennsylvania.










                                   2 of 10

         3.  Natural Gas Distributed in 1997

    During the calendar year 1997, of the Claimant and its subsidiaries, PG Energy and Honesdale were the only operating public utility companies distributing natural gas. The following data for the calendar year 1997 relates to PG Energy and Honesdale:

    (a) Natural or manufactured gas distributed at retail - 48,296,516 thousand cubic feet (MCF).
    (b) Natural or manufactured gas distributed at retail outside Pennsylvania - None.
    (c) Natural or manufactured gas sold at wholesale outside Pennsylvania or at the State line - 49,651 MCF.
    (d) Natural or manufactured gas purchased outside Pennsylvania or at the State line - 26,858,645 MCF.

         4.  Interest in Exempt Wholesale Generators or Foreign Utility
             Companies

    None

                                  EXHIBIT A

    A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the calendar year 1997, together with a consolidating balance sheet of the Claimant and its subsidiary companies as of the close of such calendar year, is filed as Exhibit A hereto.

                                  EXHIBIT B

    A Financial Data Schedule for the Claimant for the calendar year 1997 is filed as Exhibit B hereto.

                                  EXHIBIT C

    Not applicable

    The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.


                                      PENNSYLVANIA ENTERPRISES, INC.
                                            (Name of Claimant)


                                      By     /s/ John F. Kell, Jr.
                                                 John F. Kell, Jr.
                                         Vice President, Financial Services

Corporate Seal


Attest:



 /s/ Thomas J. Ward
     Thomas J. Ward
       Secretary

                                   3 of 10

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


         Thomas J. Ward
         Secretary
         Pennsylvania Enterprises, Inc.
         One PEI Center
         Wilkes-Barre, PA 18711

Copy to:

         Garett J. Albert, Esquire
         Hughes Hubbard & Reed
         One Battery Park Plaza
         New York, New York 10004











































                                   4 of 10

                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                          Consolidating Statement of Income and Retained Earnings as of December 31, 1997
                                                      (Thousands of Dollars)

                                                                          POWER                       CONSOLIDATING
                                       PG ENERGY(1)   THETA    PGES (2)   CORP       PEI    COMBINED     ENTRIES     CONSOLIDATED
OPERATING REVENUES:
  Regulated                            $    190,567  $      -  $      -  $     -  $      -  $190,567  $         (34) $    190,533
  Nonregulated -
    Gas sales and services                        -         -    26,004        -         -    26,004              -        26,004
    Pipeline construction and services            -         -    11,210        -         -    11,210              -        11,210
    Other                                         -         -       293        7         -       300             (1)          299
      Total operating revenues              190,567         -    37,507        7         -   228,081            (35)      228,046

OPERATING EXPENSES:
  Cost of gas                               110,905         -    23,616        -         -   134,521            (19)      134,502
  Operation and Maintenance                  29,735         -    13,193        7       475    43,410            (25)       43,385
  Depreciation                                8,986         -       478        -         -     9,464              -         9,464
  Income taxes                                7,321         -         1        -        48     7,370              4         7,374
  Taxes other than income taxes              11,657         -        82        -        27    11,766              -        11,766
      Total operating expenses              168,604         -    37,370        7       550   206,531            (40)      206,491

OPERATING INCOME                             21,963         -       137        -      (550)   21,550              5        21,555

OTHER INCOME, NET                               100         2       849        -    13,773    14,724        (13,503)        1,221

INCOME BEFORE INTEREST CHARGES               22,063         2       986        -    13,223    36,274        (13,498)       22,776

INTEREST CHARGES:
  Interest on long-term debt                  9,481         -         -        -     1,244    10,725         (1,670)        9,055
  Other interest                                700         -       356        -       149     1,205           (395)          810
  Allowance for borrowed funds used
    during construction                        (231)        -         -        -         -      (231)             -          (231)
      Total interest charges                  9,950         -       356        -     1,393    11,699         (2,065)        9,634

INCOME BEFORE SUBSIDIARY'S
  PREFERRED STOCK DIVIDENDS                  12,113         2       630        -    11,830    24,575        (11,433)       13,142

SUBSIDIARY'S PREFERRED STOCK DIVIDENDS        1,312         -         -        -         -     1,312              -         1,312

NET INCOME                                   10,801         2       630        -    11,830    23,263        (11,433)       11,830

RETAINED EARNINGS (DEFICIT):
  Beginning of year                          30,186       (12)    1,602        -    49,220    80,996        (31,776)       49,220
  Discounts on redemption of
    PG Energy's preferred stock                 746         -         -        -       746     1,492           (746)          746
  Dividends on common stock                    (128)        -         -        -   (11,501)  (11,629)           128       (11,501)
  End of year                          $     41,605  $    (10) $  2,232  $     -  $ 50,295  $ 94,122  $     (43,827) $     50,295

NOTES:
   Individual companies are identified in column headings and elsewhere as follows:
     PG Energy  - PG Energy Inc.
     THETA      - Theta Land Corporation
     PGES       - PG Energy Services Inc.
     POWER CORP - PEI Power Corporation
     PEI        - Pennsylvania Enterprises, Inc.

   See Page 8 for summary of consolidated entries.

(1)  Includes the consolidated accounts of Honesdale Gas Company, a wholly-owned subsidiary of PG Energy Inc.
(2)  Includes the consolidated accounts of Keystone Pipeline Services, Inc., a wholly-owned subsidiary of PG Energy Services Inc.



                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                                        Consolidating Balance Sheet as of December 31, 1997
                                                      (Thousands of Dollars)


                                                                          POWER                       CONSOLIDATING
                 ASSETS                PG ENERGY(1)   THETA    PGES (2)   CORP       PEI    COMBINED     ENTRIES     CONSOLIDATED
UTILITY PLANT:
  At original cost                     $    351,106  $      -  $      -  $     -  $      -  $351,106  $           -  $    351,106
  Accumulated depreciation                  (88,129)        -         -        -         -   (88,129)             -       (88,129)
                                            262,977         -         -        -         -   262,977              -       262,977

OTHER PROPERTY AND INVESTMENTS:
  Nonutility property and equipment           4,827       240    10,125    1,215         -    16,407            (72)       16,335
  Accumulated depreciation                     (405)      (29)   (4,441)       -         -    (4,875)             -        (4,875)
  Other                                          37     1,723       317        -   141,370   143,447       (141,276)        2,171
                                              4,459     1,934     6,001    1,215   141,370   154,979       (141,348)       13,631

CURRENT ASSETS:
  Cash and cash equivalents                     304        72       192    1,600        34     2,202              -         2,202
  Accounts receivable -
    Customers                                23,551         3     5,120        7         -    28,681              -        28,681
    Affiliates                                   63        23       495        -         -       581           (581)            -
    Others                                      280         -         -        -       570       850              -           850
    Reserve for uncollectible accounts       (1,168)        -      (172)       -         -    (1,340)             -        (1,340)
  Unbilled revenues                          11,680         -       428        -         -    12,108              -        12,108
  Materials and supplies, at average
    cost                                      2,716         -       394        -         -     3,110              -         3,110
  Gas held by suppliers, at average
    cost                                     21,933         -         -        -         -    21,933              -        21,933
  Natural gas transition costs
    collectible                                 134         -         -        -         -       134              -           134
  Deferred cost of gas and supplier
    refunds, net                              6,182         -         -        -         -     6,182              -         6,182
  Prepaid expenses and other                  1,633         3        50        -         -     1,686              -         1,686
                                             67,308       101     6,507    1,607       604    76,127           (581)       75,546

DEFERRED CHARGES:
  Regulatory assets -
    Deferred taxes collectible               30,592         -         -        -         -    30,592              -        30,592
    Other                                     4,415         -         -        -         -     4,415              -         4,415
  Unamortized debt expense                    1,164         -         -        -       197     1,361              -         1,361
  Other                                         225         -        83        -         -       308              -           308
                                             36,396         -        83        -       197    36,676              -        36,676

TOTAL ASSETS                           $    371,140  $  2,035  $ 12,591  $ 2,822  $142,171  $530,759  $    (141,929) $    388,830


NOTE:
       See page 9 for summary of consolidating entries.

(1)  Includes the consolidated accounts of Honesdale Gas Company, a wholly-owned subsidiary of PG Energy Inc.
(2)  Includes the consolidated accounts of Keystone Pipeline Services, Inc., a wholly-owned subsidiary of PG Energy Services Inc.


                                                PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                                              Consolidating Balance Sheet as of December 31, 1997
                                                            (Thousands of Dollars)


                                                                          POWER                       CONSOLIDATING
    CAPITALIZATION AND LIABILITIES     PG ENERGY(1)   THETA    PGES (2)   CORP       PEI    COMBINED     ENTRIES     CONSOLIDATED
CAPITALIZATION:
  Common shareholders' investment      $    107,425  $  1,632  $  3,232  $   967  $122,585  $235,841  $    (113,736) $    122,105
  Preferred stock of PG Energy -
    Not subject to mandatory
      redemption, net                        15,864         -         -        -         -    15,864              -        15,864
    Subject to mandatory redemption             640         -         -        -         -       640              -           640
  Long-term debt                            129,500         -         -    1,000    20,000   150,500        (23,500)      127,000
                                            253,429     1,632     3,232    1,967   142,585   402,845       (137,236)      265,609

CURRENT LIABILITIES:
  Current portion of long-term debt          24,776         -         -        -         -    24,776              -        24,776
  Preferred stock subject to
    repurchase or mandatory redemption           80         -         -        -         -        80              -            80
  Notes payable                               2,170         -         -        -         -     2,170              -         2,170
  Accounts payable -
    Suppliers                                14,515        68     3,748      112         5    18,448              -        18,448
    Affiliates, net                             199       186     3,362      743         -     4,490         (4,490)            -
  Accrued general business and realty
    taxes                                     2,797        12       151        -        (7)    2,953              -         2,953
  Accrued income taxes                        4,946       102        34        -      (464)    4,618              -         4,618
  Accrued interest                            1,844         -         -        -        70     1,914           (131)        1,783
  Accrued natural gas transition costs        1,087         -         -        -         -     1,087              -         1,087
  Other                                       1,188        29       505        -         -     1,722              -         1,722
                                             53,602       397     7,800      855      (396)   62,258         (4,621)       57,637

DEFERRED CREDITS:
  Deferred income taxes                      52,207         6       491        -      (193)   52,511              -        52,511
  Unamortized investment tax credits          4,596         -         -        -         -     4,596              -         4,596
  Operating reserves                          2,825         -         -        -         -     2,825              -         2,825
  Other                                       4,481         -     1,068        -       175     5,724            (72)        5,652
                                             64,109         6     1,559        -       (18)   65,656            (72)       65,584

TOTAL CAPITALIZATION AND LIABILITIES   $    371,140  $  2,035  $ 12,591  $ 2,822  $142,171  $530,759  $    (141,929) $    388,830


NOTE:
       See page 10 for summary of consolidating entries.

(1)  Includes the consolidated accounts of Honesdale Gas Company, a wholly-owned subsidiary of PG Energy Inc.
(2)  Includes the consolidated accounts of Keystone Pipeline Services, Inc., a wholly-owned subsidiary of PG Energy Services Inc.

                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                                     Summary of Consolidating Statement of Income and Retained
                                             Earnings Entries as of December 31, 1997

                                              ENTRY TO       ENTRY TO        ENTRY TO        ENTRY TO
                                              ELIMINATE      ELIMINATE       ELIMINATE      ELIMINATE
                                            INTERCOMPANY    INTERCOMPANY    INTERCOMPANY    SUBSIDIARY
                                              INTEREST         SALES            RENT         EARNINGS       TOTAL
OPERATING REVENUES:
  Regulated                                 $          -    $        (19)   $        (15)   $        -    $    (34)
  Nonregulated -
    Gas sales and service                              -               -               -             -           -
    Pipeline construction and services                 -               -               -             -           -
    Other                                              -              (1)              -             -          (1)
      Total Operating revenues                         -             (20)            (15)            -         (35)

OPERATING EXPENSES:
  Cost of gas                                          -             (19)              -             -         (19)
  Operation and maintenance                            -              (1)            (24)            -         (25)
  Depreciation                                         -               -               -             -           -
  Income taxes                                         -               -               4             -           4
  Taxes other than income                              -               -               -             -           -
     Total operating expenses                          -             (20)            (20)            -         (40)

OPERATING INCOME                                       -               -               5             -           5

OTHER INCOME, NET                                 (2,065)              -              (5)      (11,433)    (13,503)

INCOME BEFORE INTEREST CHARGES                    (2,065)              -               -       (11,433)    (13,498)

INTEREST CHARGES:
  Interest on long-term debt                      (1,670)              -               -             -      (1,670)
  Other interest                                    (395)              -               -             -        (395)
  Allowance for borrowed funds used
    during construction                                -               -               -             -           -
     Total interest charges                       (2,065)              -               -             -      (2,065)

INCOME BEFORE SUBSIDIARY'S
  PREFERRED STOCK DIVIDENDS                            -               -               -       (11,433)    (11,433)

SUBSIDIARY'S PREFERRED STOCK DIVIDENDS                 -               -               -             -           -

NET INCOME                                             -               -               -       (11,433)    (11,433)

RETAINED EARNINGS (DEFICIT):
  Beginning of year                                    -               -               -       (31,776)    (31,776)
  Discounts on redemption of PG Energy's
    preferred stock                                    -               -               -          (746)       (746)
  Dividends on common stock                            -               -               -           128         128
  End of year                               $          -    $          -    $          -    $  (43,827)   $(43,827)






                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                              Summary of Consolidating Balance Sheet Entries as of December 31, 1997
                                                      (Thousands of Dollars)


                                                                                           ENTRY TO       ENTRY TO
                                                                        ENTRY TO          ELIMINATE       ELIMINATE
                                                      ENTRY TO          ELIMINATE          GAIN ON       INTERCOMPANY
                                                      ELIMINATE       INTERCOMPANY      INTERCOMPANY    LONG-TERM DEBT
                                                    INVESTMENT IN   ACCOUNTS PAYABLE       SALE OF       AND ACCRUED
                     ASSETS                         SUBSIDIARIES     AND RECEIVABLE        ASSETS          INTEREST        TOTAL
UTILITY PLANT:
  At original cost                                  $           -   $              -    $          -    $            -   $       -
  Accumulated depreciation                                      -                  -               -                 -           -
                                                                -                  -               -                 -           -

OTHER PROPERTY AND INVESTMENTS:
  Nonutility property and equipment                             -                  -             (72)                -         (72)
  Accumulated depreciation                                      -                  -               -                 -           -
  Other                                                  (113,736)            (3,909)              -           (23,631)   (141,276)
                                                         (113,736)            (3,909)            (72)          (23,631)   (141,348)

CURRENT ASSETS:
  Cash and cash equivalents                                     -                  -               -                 -           -
  Accounts receivable -
    Customers                                                   -                  -               -                 -           -
    Affiliates                                                  -               (581)              -                 -        (581)
    Others                                                      -                  -               -                 -           -
    Reserve for uncollectible accounts                          -                  -               -                 -           -
  Unbilled revenues                                             -                  -               -                 -           -
  Materials and supplies, at average cost                       -                  -               -                 -           -
  Gas held by suppliers, at average cost                        -                  -               -                 -           -
  Propane inventory, at average cost                            -                  -               -                 -           -
  Natural gas transition costs collectible                      -                  -               -                 -           -
  Deferred cost of gas and supplier refunds, net                -                  -               -                 -           -
  Prepaid expenses and other                                    -                  -               -                 -           -
                                                                -               (581)              -                 -        (581)

DEFERRED CHARGES:
  Regulatory assets -
    Deferred taxes collectible                                  -                  -               -                 -           -
    Other                                                       -                  -               -                 -           -
  Unamortized debt expense                                      -                  -               -                 -           -
                                                                -                  -               -                 -           -

TOTAL ASSETS                                        $    (113,736)  $         (4,490)   $        (72)   $      (23,631)  $(141,929)







                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                              Summary of Consolidating Balance Sheet Entries as of December 31, 1997
                                                      (Thousands of Dollars)



                                                                                           ENTRY TO       ENTRY TO
                                                                        ENTRY TO          ELIMINATE       ELIMINATE
                                                      ENTRY TO          ELIMINATE          GAIN ON       INTERCOMPANY
                                                      ELIMINATE       INTERCOMPANY      INTERCOMPANY    LONG-TERM DEBT
                                                    INVESTMENT IN   ACCOUNTS PAYABLE       SALE OF       AND ACCRUED
        CAPITALIZATION AND LIABILITIES              SUBSIDIARIES     AND RECEIVABLE        ASSETS          INTEREST        TOTAL
CAPITALIZATION:
  Common shareholders' investment                   $    (113,736)  $              -    $          -    $            -   $(113,736)
  Preferred stock of PG Energy -
    Not subject to mandatory redemption, net                    -                  -               -                 -           -
    Subject to mandatory redemption                             -                  -               -                 -           -
  Long-term debt                                                -                  -               -           (23,500)    (23,500)
                                                         (113,736)                 -               -           (23,500)   (137,236)

CURRENT LIABILITIES:
  Current portion of long-term debt -
    Parent                                                      -                  -               -                 -           -
    Other                                                       -                  -               -                 -           -
  Preferred stock subject to repurchase or
    mandatory redemption                                        -                  -               -                 -           -
  Notes payable                                                 -                  -               -                 -           -
  Accounts payable -
    Suppliers                                                   -                  -               -                 -           -
    Affiliates, net                                             -             (4,490)              -                 -      (4,490)
  Accrued general business and realty taxes                     -                  -               -                 -           -
  Accrued income taxes                                          -                  -               -                 -           -
  Accrued interest                                              -                  -               -              (131)       (131)
  Accrued natural gas transition costs                          -                  -               -                 -           -
  Other                                                         -                  -               -                 -           -
                                                                -             (4,490)              -              (131)     (4,621)

DEFERRED CREDITS:
  Deferred income taxes                                         -                  -               -                 -           -
  Unamortized investment tax credits                            -                  -               -                 -           -
  Operating reserves                                            -                  -               -                 -           -
  Other                                                         -                  -             (72)                -         (72)
                                                                -                  -             (72)                -         (72)

TOTAL CAPITALIZATION AND LIABILITIES                $    (113,736)  $         (4,490)   $        (72)   $      (23,631)  $(141,929)


